UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number 1-6089
H&R Block Retirement Savings Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R Block Retirement Savings Plan
Table of Contents

Page
Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year ended December 31, 2007	5

Supplemental Schedules: *

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions for the Year Ended December 31, 2007	14

Signature	15

Exhibits

Consents of Independent Registered Public Accounting Firms	16

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrative Committee of
the H&R Block Retirement Savings Plan
Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2006 were audited by other auditors whose report dated June 27, 2007, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Kansas City, Missouri
June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
the H&R Block Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri
June 27, 2007

H&R Block Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets
Cash and cash equivalents	$735,812	$32,790,167

Investments, at fair value:
H&R Block, Inc. common stock fund	12,907,696	13,776,850
Mutual funds	570,351,419	521,630,845
Common collective trust	50,507,449	50,449,473
Self-directed brokerage accounts	20,848,648	14,300,172
Participant loans	10,596,187	14,440,463

Total investments	665,211,399	614,597,803

Receivables:
Employer contributions	5,224,432	6,313,343
Participant contributions	775,110	2,275,200
Dividends	—	161,346
Other	—	393,707

Total receivables	5,999,542	9,143,596

Total assets	671,946,753	656,531,566

Net assets available for benefits at fair value	671,946,753	656,531,566

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	1,302,552	1,327,846

Net assets available for benefits	$673,249,305	$657,859,412

See accompanying notes to financial statements

H&R Block Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2007

For the Year Ended
December 31, 2007
Additions:
Investment income:
Dividends and interest	$47,623,366
Net depreciation in fair value of investments	(6,845,472)

40,777,894

Contributions:
Employer	30,565,842
Participant	54,612,438
Rollover	4,864,804

90,043,084

Total additions	130,820,978

Deductions:
Benefits paid to participants	114,827,361
Administrative expenses	603,724

Total deductions	115,431,085

Increase in net assets	15,389,893

Net assets available for benefits
Beginning of year	657,859,412

End of year	$673,249,305

See accompanying notes to financial statements

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
1.	Description of the Plan

The following description of the H&R Block Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan sponsored by HRB Management, Inc., which is a wholly owned subsidiary of H&R Block, Inc. (the “Company”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the Board of Directors of the Company. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and trustee.

Eligibility

The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”

Contributions

Participants may make pre-tax contributions from two to fifty percent of their compensation, subject to Internal Revenue Code limitations. Participants age 50 and over may make pre-tax contributions from zero to one-hundred percent of their compensation, subject to Internal Revenue Code limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. All participant and matching contributions are invested at the participant’s direction. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2007, the Company contributed $30,565,842 for the matching contribution. No

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
discretionary profit sharing contributions were made during the year ended December 31, 2007.

Vesting

Participant and employer matching contributions, and earnings thereon, are fully vested and nonforfeitable at all times.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, Company common stock, a self-directed brokerage account, and a common collective trust as investment options for participants. Participants have purchased shares of mutual funds and money market funds through the brokerage account.

Participant Loans

Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. Interest is prime plus one percent. Interest rates on participant loans range from 4.0% to 10.5%. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer.

Payment of Benefits

Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, retirement or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.

Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
Forfeited Accounts

At December 31, 2007 and 2006, forfeited accounts totaled $94,655 and $29,175, respectively. These accounts may be used to pay Plan expenses. During the year ended December 31, 2007, $27,898 was used to pay Plan expenses.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

H&R Block, Inc. Common Stock fund is based on estimated fair value as determined by the trustee based on the fair market value of the underlying investments within the fund. Mutual funds, including those in self-directed brokerage accounts, are stated at fair value as determined by quoted market prices. The common collective trust is stated at estimated fair value as determined by the issuer of the common collective trust based on the fair market value of the underlying investments. Common collective trusts with underlying investments in benefit-responsive investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The SEI Stable Asset Fund (the “Trust) is a stable value fund formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts and governmental plans (or the assets of a governmental unit used to satisfy its obligations under a governmental plan) in guaranteed investment contracts and readily marketable assets in accordance with the investing criteria established by the Declaration of Trust. The Trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Individual participant accounts for the H&R Block, Inc. common stock unitized fund, which is made up of Company common stock and a money market fund, and the SEI Stable Asset Fund are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP No. 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncement

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits for defined contribution plans when such statement is adopted.

Administrative Expenses

All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $835,761 at December 31, 2007. There were no benefits payable at December 31, 2006.

3.	Investments

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

H&R Block, Inc. common stock fund	$(2,994,041)
Self-directed brokerage accounts	489,516
Mutual funds	(4,340,947)

$(6,845,472)

The H&R Block, Inc. Common stock fund uses “unit” accounting. As a unitized stock fund, the Common stock Fund holds primarily H&R Block, Inc. common stock and a small percentage of cash and short-term investments, while participants hold units of the fund.

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
EuroPacific Growth Fund R5	$64,555,474	$50,401,431
Growth Fund of America Class R5	46,935,913	42,630,257
Dodge & Cox Stock Fund	97,300,060	97,933,295
SEI Institutional Mid Cap Growth Fund	48,266,445	*
Vanguard Institutional Index Fund	68,151,562	66,222,233
Vanguard Wellington Fund	185,824,308	183,344,330
SEI Stable Asset Fund	50,507,449	50,449,473

*	Investment option was new in 2007.

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
4.	Income Tax Status of the Plan

The Plan received its latest determination letter dated July 30, 2007 in which the Internal Revenue Service (“IRS”) stated the Plan is in compliance with the applicable requirements of the internal revenue code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Exempt Party-in-Interest Transactions

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the recordkeeper and custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the H&R Block, Inc. common stock fund includes an investment in the common stock of H&R Block, Inc., and therefore, these transactions also qualify as exempt party-in-interest transactions.

6.	Nonexempt Party-in-Interest Transactions

H&R Block, Inc. remitted January 30, 2007 and February 27, 2007 contributions of $6 and $313, respectively, to the trustee on February 26, 2007 and March 27, 2007, respectively, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company will file Form 5330 with the IRS and will pay the applicable excise tax on the transaction. In addition, participant accounts will be credited with the amount of the investment income that would have been earned had the participant contribution been remitted on a timely basis.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$673,249,305	$657,859,412
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,302,552)	(1,327,846)
Amounts allocated to withdrawing participants	(835,761)	—

Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$671,110,992	$656,531,566

H&R Block Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
For the year ended December 31, 2007, the following is a reconciliation of net income per the financial statements to the Form 5500:

Increase in Net Assets per the financial statements	$15,389,893
Change in fair value for fully benefit responsive investment contracts	25,294
Amounts allocated to withdrawing participants	(835,761)

Net Income per Form 5500	$14,579,426

For the year ended December 31, 2007, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$114,827,361
Add: Amounts allocated to withdrawing participants at end of year	835,761

Total distributions to participants per the Form 5500	$115,663,122

8.	Subsequent Event

Effective January 1, 2008, Option One employees transferred out of the Plan into a new 401(k) Plan. As a result of the transaction, participant balances of $150,572,399 were transferred to the new plan.

*      *      *      *      *

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		(b)
	(a)	Description of Investment, Including	(c)	(e)
	Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
	Lessor or Similar Party	and Par or Maturity Value	Held	Value

*	H&R Block, Inc. Common Stock fund:
	H&R Block, Inc.	Common Stock	677,317	$12,577,781
	Cash	Cash	329,915	329,915

Mutual funds:
	American Funds Group	EuroPacific Growth Fund R5	1,269,028	64,555,474
	American Funds Group	Growth Fund of America Class R5	1,380,468	46,935,913
	Dodge & Cox Funds	Dodge & Cox Stock Fund	703,747	97,300,060
*	Fidelity Freedom Funds	Fidelity Freedom 2000 Fund	50,999	630,861
*	Fidelity Freedom Funds	Fidelity Freedom 2005 Fund	7,766	91,563
*	Fidelity Freedom Funds	Fidelity Freedom 2010 Fund	52,216	773,837
*	Fidelity Freedom Funds	Fidelity Freedom 2015 Fund	75,210	937,866
*	Fidelity Freedom Funds	Fidelity Freedom 2020 Fund	46,216	730,683
*	Fidelity Freedom Funds	Fidelity Freedom 2025 Fund	65,237	859,821
*	Fidelity Freedom Funds	Fidelity Freedom 2030 Fund	61,856	1,021,859
*	Fidelity Freedom Funds	Fidelity Freedom 2035 Fund	54,852	750,380
*	Fidelity Freedom Funds	Fidelity Freedom 2040 Fund	128,592	1,251,198
*	Fidelity Freedom Funds	Fidelity Freedom 2045 Fund	46,629	529,234
*	Fidelity Freedom Funds	Fidelity Freedom 2050 Fund	94,086	1,075,398
*	Fidelity Freedom Funds	Fidelity Freedom Income Fund	49,072	561,880
	Harbor Funds	Harbor Small Cap Value Fund	1,114,586	22,180,256
	PIMCO Funds	PIMCO Total Return Fund	2,612,051	27,922,821
	SEI Investments	SEI Institutional Mid Cap Growth Fund	2,545,699	48,266,445
	Vanguard Group	Vanguard Institutional Index Fund	508,063	68,151,562
	Vanguard Group	Vanguard Wellington Fund	3,298,266	185,824,308
See accompanying report of independent registered accounting firm.

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
| | | |
Common Collective Trust
SEI Investments	SEI Stable Asset Fund	51,810,001	50,507,449

Self-directed brokerage accounts	BrokerageLink		20,848,648

* Plan participants	Participant Loans, Interest range: 4.0% to 10.5% with varying maturity dates through August 2028		10,596,187

Total investments			$665,211,399

Column (d) omitted as cost information is not required for participant-directed assets.

*	Indicates party-in-interest to the Plan.
See accompanying report of independent registered accounting firm.

H&R Block Retirement Savings Plan
Form 5500, Schedule H, Part IV, Question 4a —
Delinquent Participant Contributions
For the Year Ended December 31, 2007
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to Plan, Employer,
Identity of Party Involved	or Other Party-in-Interest	Description of Transactions	Amount
H&R Block, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. January 30, 2007 participant contributions were deposited on February 26, 2007 and February 27, 2007 participant contributions were deposited on March 27, 2007.	$319
See accompanying report of independent registered accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan

Date 6/27/08	By:	/s/ Jeffrey T. Brown
Jeffrey T. Brown
Vice President and Corporate Controller
H&R Block, Inc.